Exhibit 99.1

PRESS RELEASE

Annual General Shareholder Meeting of May 5, 2014

•                    Shareholder approval of the financial statements for 2013

•                    Dividend of €2.80 per share payable as of May 15, 2014

•                    Board Composition: election of all proposed Directors

Paris, France - May 5, 2014 - Sanofi (EURONEXT: SAN and NYSE: SNY) announced its Annual General Shareholder Meeting was held today at the Palais des Congrès in Paris. All resolutions were adopted by its shareholders.

During the meeting, shareholders approved, among other resolutions, the individual Company and consolidated financial statements for the year 2013.  At the General Meeting, shareholders decided the distribution of a cash dividend in the amount of €2.80 per share which will be detached on Euronext Paris on May 12, 2014 with payment as of May 15, 2014.

The General Meeting also elected Patrick Kron as Director and renewed as Directors Christopher Viehbacher, Robert Castaigne and Christian Mulliez, for a term of four years, i.e., until the General Meeting called to approve the financial statements for the year 2017.  Lord Douro, whose term of office has expired, did not express the desire to have his mandate renewed.

After the General Meeting, the new Board of Directors is comprised of 16 members, of whom four are women and eleven are independent Directors.  It consists of the following members:

•      Serge Weinberg*, Chairman of the Board of Directors

•      Christopher Viehbacher, Chief Executive Officer

•      Laurent Attal

•      Uwe Bicker *

•      Robert Castaigne *

•      Thierry Desmarest

•      Jean-René Fourtou  *

•      Claudie Haigneré *

•      Patrick Kron*

•      Igor Landau

•      Fabienne Lecorvaisier *

•      Suet-Fern Lee *

•      Christian Mulliez

•      Carole Piwnica *

•      Klaus Pohle *

•      Gérard Van Kemmel *

The voting results will be available on the Company’s website (www.sanofi.com) in the coming days.

The audiocast of the Annual General Shareholder Meeting is available on the Company’s website (www.sanofi.com).

(* Independent Director)

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:
Media Relations	Investor Relations
Gregory Miley	Sébastien Martel
+ (33) 1 53 77 46 46	+ (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com